                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                     ---------------------
CUSIP No. 057097107                    13D                   Page 2 of 11 Pages
----------------------                                     ---------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,057,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,057,300
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,057,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 057097107                    13D                   Page 3 of 11 Pages
----------------------                                     ---------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,057,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,057,300
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,057,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   ---------------------
CUSIP No. 057097107                    13D                   Page 4 of 11 Pages
----------------------                                   ---------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,057,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,057,300
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,057,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   ---------------------
CUSIP No. 057097107                    13D                   Page 5 of 11 Pages
----------------------                                   ---------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          The aggregate  purchase price of the 1,057,300  Shares of Common Stock owned by Steel Partners II is $8,322,881,  including brokerage commissions.  The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  7,536,738  Shares  outstanding  as  reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended April 2, 2005, as filed with the Securities and Exchange Commission on May 4, 2005.

          As of the  close  of  business  on July 1,  2005,  Steel  Partners  II beneficially  owned 1,057,300 Shares,  constituting  approximately  14.0% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,057,300  Shares owned by Steel Partners
II,  constituting  approximately  14.0% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,057,300  Shares owned by Steel Partners II,  constituting approximately 14.0% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,057,300  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

          Schedule A annexed  hereto  lists all  transactions  by the  Reporting
Persons in the Issuer's  Common  Stock  during the past sixty days.  All of such transactions were effected in the open market.

     Item 7 is hereby amended to add the following exhibit:

          3.      Powers of Attorney.

----------------------                                   ---------------------
CUSIP No. 057097107                    13D                   Page 6 of 11 Pages
----------------------                                   ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: July 5, 2005                      STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Steven Wolosky
                                             ---------------------------------
                                             Steven Wolosky
                                             as Attorney In Fact for Warren G.
                                             Lichtenstein, Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Steven Wolosky
                                             ---------------------------------
                                             Steven Wolosky
                                             as Attorney In Fact for Warren G.
                                             Lichtenstein, Managing Member

                                         /s/ Steven Wolosky
                                         -------------------------------------
                                         STEVEN WOLOSKY
                                         as Attorney In Fact for Warren G.
                                         Lichtenstein, Individually

----------------------                                   ---------------------
CUSIP No. 057097107                    13D                   Page 7 of 11 Pages
----------------------                                   ---------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock              Price Per                  Date of
      Purchased                      Share($)                  Purchase
      ---------                      --------                  --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

      39,300                         10.4995                    6/28/05

       6,200                         10.7500                    6/30/05

       5,000                         10.7500                    7/01/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

--------------------                                         -------------------
CUSIP No. 057097107                    13D                    Page 8 of 11 Pages
--------------------                                         -------------------

                                  EXHIBIT INDEX
                                  -------------

          Exhibit                                                         Page
          -------                                                         ----

1.        Joint Filing  Agreement by and between  Steel  Partners           --
          II,  L.P.  and  Warren  G.  Lichtenstein,  dated  as of
          February 14, 2001 (previously filed).

2.        Joint Filing  Agreement by and among Steel Partners II,           --
          L.P.,   Steel   Partners,    L.L.C.   and   Warren   G.
          Lichtenstein, dated as of September 8, 2004 (previously
          filed).

3.        Powers of Attorney.                                            9 to 11

--------------------                                         -------------------
CUSIP No. 057097107                   13D                    Page 9 of 11 Pages
--------------------                                         -------------------

                                POWER OF ATTORNEY

            Know all by these presents,  that the undersigned hereby constitutes and appoints Steven Wolosky signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

            1. execute for and on behalf of the  undersigned  all  Schedules 13D required to be filed under Section 13(d) of the Securities  Exchange Act of 1934 and the rules thereunder;

            2. do and  perform  any  and  all  acts  for  and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such
Schedule  13D,  complete and execute any amendment or  amendments  thereto,  and timely file such form with the United States Securities and Exchange  Commission and any stock exchange or similar authority; and

            3. take any other action of any type  whatsoever in connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

            The  undersigned  hereby grants to each such  attorney-in-fact  full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

            This Power of Attorney  shall  remain in full force and effect until the  undersigned  is no longer  required to file  Schedules  13D unless  earlier revoked  by the  undersigned  in a signed  writing  delivered  to the  foregoing attorney-in-fact.

            IN  WITNESS  WHEREOF,  the  undersigned  has  caused  this  Power of
Attorney to be executed as of this 28th day of June, 2005.

                                        STEEL PARTNERS II, L.P.
                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ----------------------------
                                            Warren G. Lichtenstein,
                                            Managing Member

--------------------                                         -------------------
CUSIP No. 057097107                    13D                    Page 10 of 11 Pages
--------------------                                         -------------------

                                POWER OF ATTORNEY

            Know all by these presents,  that the undersigned hereby constitutes and appoints Steven Wolosky signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

            1. execute for and on behalf of the  undersigned  all  Schedules 13D required to be filed under Section 13(d) of the Securities  Exchange Act of 1934 and the rules thereunder;

            2. do and  perform  any  and  all  acts  for  and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such
Schedule  13D,  complete and execute any amendment or  amendments  thereto,  and timely file such form with the United States Securities and Exchange  Commission and any stock exchange or similar authority; and

            3. take any other action of any type  whatsoever in connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

            The  undersigned  hereby grants to each such  attorney-in-fact  full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

            This Power of Attorney  shall  remain in full force and effect until the  undersigned  is no longer  required to file  Schedules  13D unless  earlier revoked  by the  undersigned  in a signed  writing  delivered  to the  foregoing attorney-in-fact.

            IN  WITNESS  WHEREOF,  the  undersigned  has  caused  this  Power of
Attorney to be executed as of this 29th day of June, 2005.

                                           STEEL PARTNERS, L.L.C.

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein,
                                               Managing Member

--------------------                                         -------------------
CUSIP No. 057097107                    13D                    Page 11 of 11 Pages
--------------------                                         -------------------

                                POWER OF ATTORNEY

            Know all by these presents,  that the undersigned hereby constitutes and appoints Steven Wolosky signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

            1. execute for and on behalf of the  undersigned  all  Schedules 13D required to be filed under Section 13(d) of the Securities  Exchange Act of 1934 and the rules thereunder;

            2. do and  perform  any  and  all  acts  for  and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such
Schedule  13D,  complete and execute any amendment or  amendments  thereto,  and timely file such form with the United States Securities and Exchange  Commission and any stock exchange or similar authority; and

            3. take any other action of any type  whatsoever in connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

            The  undersigned  hereby grants to each such  attorney-in-fact  full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

            This Power of Attorney  shall  remain in full force and effect until the  undersigned  is no longer  required to file  Schedules  13D unless  earlier revoked  by the  undersigned  in a signed  writing  delivered  to the  foregoing attorney-in-fact.

            IN  WITNESS  WHEREOF,  the  undersigned  has  caused  this  Power of
Attorney to be executed as of this 29th day of June, 2005.

                                                /s/ Warren G. Lichtenstein
                                                --------------------------
                                                WARREN G. LICHTENSTEIN